Exhibit (a)(1)(iii)

For Immediate Release

SPECIAL COMMITTEE OF 7-ELEVEN BOARD

FILES ITS INITIAL SOLICITATION/RECOMMENDATION STATEMENT

IN RESPONSE TO SEVEN-ELEVEN JAPAN CO., LTD.’s UNSOLICITED TENDER OFFER

Dallas, Texas – September 19, 2005 – 7-Eleven, Inc. (NYSE: SE) announced today that the special committee of its board of directors has filed its initial solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission in connection with its evaluation of the unsolicited tender offer commenced by Seven-Eleven Japan Co., Ltd. As stated in the Schedule 14D-9, the special committee is unable to take a position with respect to the tender offer at the present time as it has not yet completed a full and deliberate review and evaluation of the material terms and provisions of the tender offer with the special committee’s legal and financial advisors. The special committee expects, in the near future, to complete its review and evaluation of the Offer, and inform 7-Eleven’s shareholders as to whether the special committee has determined: (i) to recommend acceptance or rejection of the tender offer; (ii) to express no opinion and remain neutral toward the tender offer; or (iii) to state that it is unable to take a position with respect to the tender offer. The special committee requests that the shareholders of 7-Eleven not tender their shares with respect to the tender offer at the current time, and defer making a decision until the special committee has advised shareholders of its position or recommendation, if any, with respect to the tender offer.

The special committee also recommends that 7-Eleven shareholders read the special committee’s solicitation/recommendation statement regarding the tender offer. Shareholders may obtain a free copy of the solicitation/recommendation statement, which has been filed by 7-Eleven with the Securities and Exchange Commission, at the SEC’s Web site at www.sec.gov.

ABOUT 7-ELEVEN, INC.

7-Eleven, Inc. is the premier name and largest chain in the convenience retailing industry. Headquartered in Dallas, Texas, 7-Eleven, Inc. operates or franchises approximately 5,800 7-Eleven® stores in the United States and Canada and licenses approximately 22,700 7-Eleven stores in 17 countries and U.S. territories throughout the world. During 2004, 7-Eleven stores worldwide generated total sales of approximately $41 billion. Find out more online at www.7-Eleven.com.

Contact Information:

Carole Davidson, CFA

Vice President , Investor Relations

(214) 828-7021